Exhibit 12.1
Maxim Integrated Products, Inc.
Statement Of Ratio Of Income To Fixed Charges
(Dollar amounts in millions)

	Nine months
	ended	Years ended,
			June 28,	June 30,	June 24,	June 25,
	March 27, 2010	June 27, 2009	2008	2007	2006	2005
Income before provision for income taxes	$157.1	$34.6	$482.8	$413.7	$571.9	$698.8

Fixed charges:
Interest portion of rental expense	$0.3	$0.4	$0.3	$0.2	$0.2	$0.2
Interest expense	$0.3	$0.8	$0.3	$0.9	$1.1	$1.7

Total fixed charges	$0.6	$1.2	$0.7	$1.1	$1.3	$1.9

Ratio of income to fixed charges	271x	30x	697x	383x	444x	366x